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                          March 19, 2021

       F. Scott Thomas, Esquire
       Senior Director and Associate General Counsel
       TIAA Real Estate Account
       c/o Teachers Insurance and Annuity Association of America
       8500 Andrew Carnegie Blvd.
       Charlotte, North Carolina 28262

                                                        Re: TIAA Real Estate
Account
                                                            Registration
Statement on Form S-1
                                                            Filed March 16,
2021
                                                            File No. 333-254314

       Dear Mr. Thomas:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ronald
(Ron) E. Alper at 202-551-3329 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Stephen Leitzell